May 8, 2006

Mr. William Choi

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop - 3561

Dear Mr. Choi:

Thank for your comment letter of April 28, 2006. In response to your comment letter please consider the following additional information addressing your comments. The paragraph numbers below are keyed to the paragraph numbers in your comment letter.

General

1.	We believe that we are still a “Development Stage Enterprise” based on the criteria outlined in paragraphs 8 and 9 of Statement of Financial Accounting Standards No. 7 Accounting and Reporting by a Development Stage Stage Enterprise (SFAS No. 7). We have noted your comments in 1. a. and 1. b. and have instructed our independent auditor to revise their report to include the following revised language:

We have audited the accompanying balance sheets of Innovative Design, Inc. (a development stage company) as of October 31, 2005 and 2004 and the related statements of operations, stockholders’ (deficit), and cash flows for the years then ended and for the period from inception (June 25, 2002) through October 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Design, Inc. (a development stage company) as of October 31, 2005 and 2004, and the results of its operations, and its cash flows for the years then ended and for the period from inception (June 25, 2002) through October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Mr. William Choi

May 8, 2006

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred significant losses from operations and has working capital and stockholder deficiencies. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also instructed our independent auditors to revise the current presentation of the statement of stockholders’ deficit to include all stock transactions from the period since of inception to October 31, 2005.

Financial Statements and Independent Auditors’ Report

Independent Auditors’ Report

2.	We have noted this comment and have informed our independent auditor to revise their report to remove “auditing” from the third paragraph of their report. The revised report language is included on page one of this letter.

Notes to the Financial Statements

6. Conversion of Notes Payable-Related Party to Equity

3.	The extinguishment of the note payable to RMF Global, Inc. was recorded as follows:

Note Payable Related Party	763,639
Common Stock		191,000
Additional Paid In Capital		763,448

The number of shares received by RMF Global, Inc. was based on the amount of debt outstanding at January 31, 2005, divided by the closing price of Innovative Designs, Inc. common stock on January 31, 2005, which was $0.40. This resulted in the Company distributing 1,909,097 shares of common stock to RMF Global, Inc.

We believe the outstanding debt at the conversion of the note payable was more reflective of the fair market of this transaction rather than determining a discretionary number of shares to be used to settle the debt. We believe this because the Company had a signed agreement with RMF Global, Inc. in which RMF Global, Inc. granted the Company an exclusive sublicense to manufacture and sell various product lines and to sell eliotex fabric to the Company. Eliotex is a proprietarily patented fabric. Consequently, determining a fair market value for this grant and purchase price commitment for the Eliotex is not reasonably determinable when compared to the signed debt agreement with terms and conditions.

Mr. William Choi

May 8, 2006

Effective April 30, 2006, RMF Global, Inc. has forgiven the remaining outstanding debt related to this transaction. This will be disclosed in the Company Form 10QSB for the quarterly period ended April 30, 2006.

3. Contingencies and Uncertainties

4.	As disclosed in the note to the audited financial statements in our Form 10KSB for the year ended October 31, 2005 we learned of an arbitration award against the Company in the amount of $4,176,000 subsequent to October 31, 2005. We also disclosed in the notes to the financial statements the following:

“Company is of the strong opinion and belief, as is its counsel, that the District Court has erred in its interpretation of both the facts and the law in this case, and is in the process of taking an appeal of Judge Schwab’s Orders before the Third Circuit Court of Appeals of the United States District Court. The Company is confident of its position, and the likelihood of its success on the merits, and views the actions of Mr. Cattan as desperate delay tactics designed to enable him to attempt the perpetuation of a fraud upon both the Company and its customers and prospective customers.”

Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (SFAS 5) paragraph 8 states

Accrual of Loss Contingencies

Shall be accrued by a charge of income if both of the following conditions are met:

a.	Information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss

b.	The amount of the loss can be reasonably estimated

SFAS 5 paragraph 10 states in part:

Disclosure of Loss Contingencies

“If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, or if an exposure of loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.”

Mr. William Choi

May 8, 2006

Based on the criteria of SFAS 5 paragraphs 8 and 9 as disclosed above, we believe at this time and at the time when the Company became aware of the arbitration award that the likelihood of the Company having to pay $4,176,000 was between remote and reasonable possible as defined by SFAS 5 paragraph 3. Also, the range of the loss was not reasonable estimated. Due to these facts and the fact that we do not believe we will be required to pay any amounts due to this arbitration award, the Company was not required to accrue this loss but to disclose this loss. Accordingly the Company did disclose the litigation matter as required by paragraph 9 of SFAS 5.

Form 10-QSB for the Quarterly Period Ended January 31, 2006

5.	We have noted your comment and will make all appropriate changes addressing the comments in Comment Letter in the January 31, 2006 Form 10QSB.

As requested, attached hereto is our acknowledgement of requested statements in your comment letter of April 28, 2006.

Very truly yours

Innovative Designs, Inc.

Joseph Riccelli

Chief Executive Officer

May 8, 2006

Mr. William Choi

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop - 3561

Dear Mr. Choi:

As requested in your comment letter dated April 28, 2006, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

Innovative Designs, Inc.

Joseph Riccelli

Chief Executive Officer